UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, December 2025

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

On December 18, 2025, 1:00 pm Monterrey, Mexico time, Freight Technologies, Inc. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). A total of 2,030,295 ordinary shares, which have not been adjusted to give effect to the one (1) for five (5) reverse split on December 15, 2025, representing 34.42% of the issued and outstanding ordinary shares of record at the close of business on November 4, 2025 and constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of shareholders at the Annual Meeting, as set forth in the Proxy Statement, filed with the Securities and Exchange Commission on November 12, 2025, are as follows:

Proposal 1: The Company’s shareholders elected each of the following five nominees as directors, to serve until the next Annual Meeting of Shareholders and until his/her respective successor is elected and duly qualified, by the following vote:

NOMINEES	FOR	AGAINST	WITHHELD	BROKER NON-VOTE
1. Javier Selgas	587,627	79,180	26,938	1,336,550
2. Nicholas H. Adler	589,864	77,056	26,825	1,336,550
3. Leilei Nie	587,654	74,285	31,806	1,336,550
4. Andres Gonzalez	593,018	73,802	26,925	1,336,550
5. Marc Urbach	595,793	71,127	26,825	1,336,550

Proposal 2: The Company’s shareholders voted to ratify the appointment of TAAD LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 and December 31, 2025 by the following vote:

FOR	AGAINST	ABSTAIN
1,867,265	69,495	93,535

Proposal 3: The Company’s shareholders voted to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 20% or more of the issued and outstanding securities of the Company in connection with the private placements as set forth in the Proxy Statement:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
579,671	106,614	7,460	1,336,550

Proposal 4: The Company’s shareholders voted to ratify the proposed amendment to the amended and restated memorandum and articles of association of the Company regarding mandatory conversions of preferred shares:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
577,263	97,073	19,409	1,336,550

Proposal 5: The Company’s shareholders conducted an advisory vote on the Company’s named executive officers:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
601,671	85,714	6,360	1,336,550

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer